

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2015

Via E-mail
Harry J. Fleming
President
Nobilis Health Corp.
4120 Southwest Freeway, Suite 150
Houston, Texas 77027

Re: Nobilis Health Corp.
Amendment No. 3 to Registration Statement on Form 10-12G
Filed January 29, 2015
File No. 000-55274

Dear Mr. Fleming:

We have reviewed amendment no. 3 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Financial Statements for the Years Ended December 31, 2013 and 2012
Notes to the Consolidated Financial Statements
5. Trade Accounts Receivable, page 70

1. Please refer to your response to comment 6.

    - As previously requested, disclose the amount of receivables transferred to the third party during 2013 and nine months ended September 30, 2014.

    - In light of the significance of the fees you incur to transfer accounts receivable, revise MD&A to:

        - State the business purpose of transferring receivables at an average cost of 20% to 50% given that bad debt expense has been nil and you have not had collectability issues;

- State the nature of any relationship you have to this third party besides that of transferring receivables;

- Quantify the effect (i.e. the cost) of transferring accounts receivables on results of operations for each period presented.

11. Noncontrolling Interest, page 72

2. We acknowledge your response to comment 7. We are unable to clearly determine your control from the information provided. For each entity, please provide us an analysis with reference to the appropriate paragraph(s) within subtopics ASC 954-810, ASC 810-10 and/or 810-20, as applicable, demonstrating that the registrant has a controlling financial interest in order to support consolidation. In addition:

- Tell us the matters that require a super majority vote and what the powers of the Medical Board include with respect to the Kirby agreement, and how these matters and powers were considered in your analysis.

- Tell us how the fact that three out of the five board managers of NHC-ASC Dallas represent members of Northstar's executive management team enter into your determination that the registrant has a controlling financial interest.

25. Subsequent Events, page 81

3. Please file Form 8-K to report your December 1, 2014 acquisition of Athas including the financial statements of Athas and required pro forma financial information.

Unaudited Pro Forma Interim Consolidated Balance Sheet, page 83

4. The pro forma balance sheet should be prepared as if the transaction occurred as of the balance date. Please revise accordingly and:

- eliminate adjustments for:

  - $3 million you recorded as a pro forma bad debt adjustment b.; and
  - amortization of intangible assets under adjustment d.

- record the assets and liabilities of Athas Health, LLC at their fair value as of the acquisition date (December 1, 2014).

Unaudited Pro Forma Consolidated Results of Operations, pages 84 and 85

5. The pro forma statements of operations should be prepared as if the transaction occurred as of January 1, 2013. Please revise accordingly and:

    •   Eliminate the bad debt expense (adjustment l) for beginning accounts receivable as accounts receivable must be recorded at fair value as of the acquisition date. Refer to the preceding comment.

    •   Include an adjustment for income taxes, as applicable, or explain why there is not an adjustment.

Financial Statements for the Quarterly Period Ended September 30, 2014
Notes to the Consolidated Financial Statements
2. Acquisitions, page 100

6. We acknowledge the disclosure you provided in response to comment 10.

    •   It is not clear from this disclosure why you do not believe the assets acquired from First Street Hospital and First Street Surgical Center, as mentioned on page 7, did not meet the definition of a business. Please clarify your disclosure in the filing and disclose, if true, that you only acquired accounts receivable and accounts payable of First Street Hospital and First Street Surgical Center. Otherwise, please describe the assets and liabilities acquired from First Street Hospital and First Street Surgical Center and provide an analysis to support why you do not believe these sets of assets and liabilities do not meet the definition of a business.

    •   Pease tell us why you recognized goodwill in the formation of a joint venture and cite the relevant accounting literature to support your accounting.

24. Subsequent Events, page 114

7. Please eliminate pro forma financial statements and notes presented herein as they duplicate what you present under Note 25. Subsequent Events on pages 83 to 87.

You may contact Keira Nakada at (202) 551-3659 or James Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
William Mcdonald, Esq.
Macdonald Tuskey